EXHIBIT 12.1

PUBLIC SERVICE ELECTRIC AND GAS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended		Years Ended
	June 30,		December 31,
	2018	2017	2017	2016	2015	2014	2013
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$747	$801	$1,536	$1,404	$1,257	$1,174	$993
Fixed Charges	180	157	331	316	306	303	316
Capitalized Interest	(9)	(9)	(18)	(17)	(17)	(16)	(16)
Total Earnings	$918	$949	$1,849	$1,703	$1,546	$1,461	$1,293
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$172	$153	$321	$306	$297	$293	$309
Interest Factor in Rentals	8	4	10	10	9	10	7
Total Fixed Charges	$180	$157	$331	$316	$306	$303	$316

Ratio of Earnings to Fixed Charges	5.10	6.04	5.59	5.39	5.05	4.82	4.09

(A)
The term "earnings" shall be defined as pre-tax Income from Continuing Operations. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, and (c) an estimate of interest implicit in rentals.